Revolution Medicines, Inc.

700 Saginaw Drive

Redwood City, California 94063

September 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Revolution Medicines, Inc.

Registration Statement on Form S-4

File No. 333-274499

Request for Acceleration of Effectiveness

To the addressee set forth above:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Revolution Medicines, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-274499), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on September 29, 2023, or as soon as possible thereafter. The Registrant hereby authorizes Mark V. Roeder, Joshua M. Dubofsky, Ian Nussbaum or John C. Williams, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Williams at (415) 395-8223 or, in his absence, Mr. Roeder, of Latham & Watkins LLP, at (650) 463-3043. Thank you for your assistance.

Very truly yours,

Revolution Medicines, Inc.

/s/ Jeff Cislini
Jeff Cislini
General Counsel

cc:	Mark A. Goldsmith, Revolution Medicines, Inc.

John C. Williams, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP